

Industry Leading Operating Efficiencies and Low Cash Costs Highlights Advantage's 2015 Achievements

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, March 3, 2016 – During 2015, Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") achieved industry leading operating efficiencies as the Corporation continued to advance its Glacier Montney development. Advantage reduced 2015 total cash costs by 8% to $0.82/mcfe and to $0.77/mcfe in the fourth quarter of 2015, added proven plus probable ("2P") reserves at a finding and development ("F&D") cost of $0.77/mcfe ($4.65/boe) [1] and expanded its 100% owned Glacier gas plant processing capacity to 250 mmcf/d to accommodate growth through 2017.

These achievements reaffirm our belief in the long term value of the Corporation's Glacier Montney asset and with an estimated pro-forma 2016 year-end total debt to trailing cash flow of approximately 1.0 times based on our annual budget[2], Advantage has announced plans to expand its Glacier gas plant process capacity beginning in the second half of 2017 to 350 mmcf/d to accommodate future growth.

We sincerely thank Advantage's Board of Directors, our shareholders and especially the dedication and extra-efforts of our staff who have contributed to the Corporation's ongoing success and achievements.

Notes:

[1] *Please refer to Advantage's Year-end 2015 Reserves press release dated February 16, 2016 for additional details. F&D costs are calculated by dividing total capital by reserve additions during the applicable period. Total capital includes both capital expenditures incurred and changes in future development capital required to bring proved undeveloped reserves and probable reserves to production during the applicable period. Reserve additions is calculated as the change in reserves from the beginning to the end of the applicable period excluding production.*

.[2] *The pro-forma budgeted 2016 year-end total debt to trailing cash flow is based on AECO Cdn $2.50/mcf and Advantage's current hedge positions and includes estimated net proceeds of approximately $95 million (includes the estimated net proceeds from the over-allotment option) resulting from the Corporation's bought deal equity financing announced on February 18, 2016 (the "Bought Deal").*

2015 Operating and Financial Highlights

Production increased 16% to 155.3 mmcfe/d (25,886 boe/d) for the fourth quarter of 2015 and 7% to 141 mmcfe/d for 2015 as compared to the similar periods in 2014. Production growth was achieved despite a total of 107 days of TransCanada Pipelines Ltd. ("TCPL") firm service sales pipeline restrictions and outages realized from April to December 2015 and additional production interruptions required during the construction and expansion of Advantage's Glacier gas plant.

Funds from operations for full year 2015 was $123.6 million or $0.72 per share and $31.7 million or $0.19 per share for the fourth quarter. Hedging gains of $8.8 million and $32.7 million during the three months and year ended December 31, 2015, respectively, partially offset the decrease in Canadian natural

gas prices. Advantage's cash netback for 2015 was $2.40/mcfe ($14.43/boe) which represents 75% of the realized sales price, including hedging.

Total debt as of December 31, 2015 was $294 million including working capital deficit as compared to our $450 borrowing base Credit Facility. Total debt including working capital deficit at December 31, 2015 reduced for the estimated net proceeds of the Bought Deal (including the over-allotment option) would be $199 million. Advantage's Credit Facility borrowing base was reconfirmed at $450 million during its normal semi-annual review process in October 2015. This results in a year-end 2015 undrawn bank line of $163 million that would increase to $258 million after application of the estimated Bought Deal net proceeds, which provides continued financial flexibility to support future development.

Total cash costs decreased 8% to $0.82/mcfe in 2015 with the fourth quarter of 2015 decreased by 7% to $0.77/mcfe as compared to the same periods of 2014. Total cash costs of $0.77/mcfe in the fourth quarter of 2015 include operating expense ($0.35/mcfe), royalties ($0.10/mcfe), general and administrative expense ($0.11/mcfe), and finance expense ($0.21/mcfe).

Strong natural gas hedge positions averaging 52% of forecast net production for 2016 at an average AECO floor price of Cdn $3.62/mcf provides near term downside gas price protection. For 2017 and the first quarter of 2018, Advantage has hedged an average 31% and 37% of its forecast net production at an average AECO floor price of Cdn $3.24/mcf and Cdn $3.12/mcf, respectively.

2015 TCPL Sales Gas Pipeline Restrictions Subsiding in 2016

Advantage experienced a total 107 days of TCPL firm service sales pipeline restrictions and outages from April to December 2015. Additionally, no interruptible ("IT") service was available in the Glacier area after April 2015 resulting in limited flexibility to offset normal maintenance activities or production outages required during our construction work at the Glacier gas plant. TCPL pipeline capacity in northwest Alberta is currently increasing after additional firm service restrictions occurred in January and February 2016 in the Glacier area. Advantage anticipates the availability of IT service will increase during the remainder of the first quarter of 2016 which should allow throughput capacity testing of the Corporation's expanded Glacier gas plant.

Looking Forward

Advantage's achievements in 2015 and its ongoing focus on operational and capital efficiencies continue to strengthen the foundation of our Glacier Montney development program to generate profitable growth in this low commodity price environment.

For 2016, Advantage's current standing well inventory of 37 total standing wells (23 completed and 14 uncompleted) are expected to provide sufficient productive capacity to attain the Corporation's previously announced average annual production guidance for the year ended December 31, 2016 of 190 to 210 mmcfe/d.

The Glacier gas plant expansion completed in 2015 increased processing capacity to 250 mmcf/d and provided 70 mmcf/d of additional capacity to meet future growth in 2016 and 2017. Advantage's future facility growth plans include another significant expansion of the Glacier gas plant beginning in the second half of 2017 to increase processing capacity by 100 mmcf/d to a total of 350 mmcf/d to support future growth. Additionally, Advantage's 100% ownership of the Glacier gas plant provides flexibility to process varying amounts of dry and liquids rich gas to optimize investment returns and cash netbacks.

Consolidated Financial Statements and MD&A

The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2015 together with the notes thereto, and Management's Discussion and Analysis for the year ended December 31, 2015 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/2015. The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2014 are also available on the Corporation's website via the same webpage. Upon request, Advantage will provide a hard copy of any financial reports free of charge.

Appendix - Fourth Quarter and Full Year 2015 Operating & Financial Summary

Financial and Operating Highlights [1]	Three months ended December 31		Year ended December 31	
	2015	2014	2015	2014
Financial ($000, except as otherwise indicated)				
Sales including realized hedging	**$ 42,654**	$ 46,409	**$165,054**	$ 203,103
Funds from operations	**$ 31,656**	$ 39,182	**$123,630**	$ 164,010
per share [2]	**$ 0.19**	$ 0.23	**$ 0.72**	$ 0.97
Total capital expenditures	**$ 27,604**	$ 87,086	**$164,983**	$ 236,701
Working capital deficit [3]	**$ 7,196**	$ 57,264	**$ 7,196**	$ 57,264
Bank indebtedness	**$286,519**	$ 109,970	**$286,519**	$ 109,970
Convertible debentures (face value)	**$ -**	$ 86,250	**$ -**	$ 86,250
Basic weighted average shares (000)	**170,742**	170,068	**170,608**	169,482
Operating				
Daily Production				
Natural gas (mcf/d)	**154,241**	133,433	**139,927**	130,627
Liquids (bbls/d)	**179**	113	**154**	159
Total mcfe/d [4]	**155,315**	134,111	**140,851**	131,581
Total boe/d [4]	**25,886**	22,352	**23,475**	21,930
Average prices (including hedging)				
Natural gas ($/mcf)	**$ 2.96**	$ 3.72	**$ 3.18**	$ 4.15
Liquids ($/bbl)	**$ 43.24**	$ 71.35	**$ 44.60**	$ 89.84
Cash netbacks ($/mcfe) [4]				
Natural gas and liquids sales	**$ 2.37**	$ 3.82	**$ 2.57**	$ 4.49
Realized gains (losses) on derivatives	**0.61**	(0.06)	**0.64**	(0.26)
Royalties	**(0.10)**	(0.18)	**(0.11)**	(0.21)
Operating expense	**(0.35)**	(0.34)	**(0.36)**	(0.32)
Operating netback	**2.53**	3.24	**2.74**	3.70
General and administrative	**(0.11)**	(0.11)	**(0.14)**	(0.15)
Finance expense	**(0.21)**	(0.20)	**(0.21)**	(0.21)
Other income (expense)	**(0.01)**	0.25	**0.01**	0.09
Cash netbacks	**$ 2.20**	$ 3.18	**$ 2.40**	$ 3.43

(1)   Financial and operating highlights for continuing operations of Advantage.

(2)   Based on basic weighted average shares outstanding.

(3)   Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(4)   A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's belief in the long term value of the Corporation's Glacier Montney asset; estimate pro-forma 2016 year-end total debt to trailing cash flow; Advantage's plans to expand its Glacier gas plant processing capacity, including the expected timing and anticipated processing capacity as a result thereof; the Corporation's anticipated debt levels as a result of the Bought Deal; Advantage's expectation with respect to the availability of IT service during the remainder of the first quarter of 2016 and the anticipated effect on throughput capacity testing of the expanded Glacier gas plant; drilling and future development plans for the Corporation's assets; anticipated operational results for the year ended December 31, 2016, including, but not limited to, anticipated production levels and drilling plans; Advantage's belief that its current standing well inventory will provide sufficient productive capacity to attain anticipated production levels; anticipated commodity prices; the Corporation's hedging activities; statements related to the Bought Deal, including the exercise of the over-allotment option; and other matters.
Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: risks related to the Bought Deal; changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: the estimated net proceeds from the Bought Deal; conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities. Advantage has also assumed TCPL's northwest Alberta pipeline restrictions and maintenance activity level will subside in early 2016 based on the most recent information available.

Management has included the above summary of assumptions and risks related to forward-looking information provided above its continuous disclosure as filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's

future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains certain oil and gas metrics, including F&D costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and total debt to trailing cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
boe/d	*barrels of oil equivalent per day*
GJ	*gigajoule*
kpa	*kilopascal*
mcf	*thousand cubic feet*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*